Groundfloor Yield LLC

MAILING ADDRESS 600 Peachtree Street, Suite 810 Atlanta, GA 30308

May 11, 2021

VIA EDGAR AND EMAIL (LOPEZJ@SEC.GOV)

Mr. Jim Lopez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Yield LLC (“GFY, or Company”)

Request for Qualification Filed April 29, 2021, File No. 024-11411

Dear Mr. Lopez:

This correspondence informs the Commission that the issuer, GFY, is formally withdrawing the Request for Qualification filed on April 29, 2021. The issuer is not seeking qualification of the Form 1-A filing referenced therein at this time.

If we can be of further assistance, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.